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CUSIP No. 038240107

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Applied Solar, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    038240107
                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                               17050 Sunset Blvd.
                           Pacific Palisades, CA 90272
                                 (310) 584-1234
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 21, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 038240107



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Joseph P. Bartlett

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /_/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            753,322,321

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          -0-
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            753,322,321

                                    (10)    Shared Dispositive Power
                                            -0-

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         753,322,321

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         84.8% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5 for a more detailed description.


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CUSIP No. 038240107


Item 1.  Security and Issuer

         Issuer:  Applied Solar, Inc.

         Security:  Common Stock, par value $0.001 per share ("Common Stock")

Item 2.  Identity and Background

         (a) This Statement is being filed by Joseph P. Bartlett, an individual (the "Reporting Person").

         (b) The Reporting Person's business address is 17050 Sunset Blvd. #D, Pacific Palisades, CA 90272.

         (c) The Reporting Person is an attorney and the sole shareholder of The Law Offices of Joseph P. Bartlett, a Professional Corporation.

         (d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         All securities of the Issuer were purchased using personal funds.

Item 4.  Purpose of Transaction

         The securities being reported herein were purchased by the Reporting Person for investment purposes. The Reporting Person has no plans or proposals which relate to or which would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains his rights to modify his plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 753,322,321 shares of Common Stock, comprising of the securities listed on Item 5(c) below (collectively, the "Securities"). The Securities represent 84.8% of the total outstanding shares of Common Stock (based on 134,642,515 shares of Common Stock as reported on the Issuer's 10-Q filed with the SEC on 4/20/09 and after giving effect to the exercise and conversion of the Securities).

         (b) The Reporting Person has sole voting and dispositive power with respect to his beneficial ownership of 753,322,321 shares of Common Stock.

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CUSIP No. 038240107

         (c) Pursuant to that certain Securities Purchase Agreement entered into by and between the Reporting Person and The Quercus Trust as of December 21, 2009, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference, the Reporting Person acquired for a total purchase price of $100.00 the following Securities:

                  (i) Warrant to purchase up to 232,643,678 shares of Common Stock with an exercise price of $0.087 per share and expiration date of 9/19/2010;

                  (ii) Warrant to purchase up to 17,467,876 shares of Common Stock with an exercise price of $0.087 per share and expiration date of 9/19/2014;

                  (iii) Warrant to purchase up to 3,577,891 shares of Common Stock with an exercise price of $0.087 per share and expiration date of 10/30/2015;

                  (iv) Warrant to purchase up to 3,653,564 shares of Common Stock with an exercise price of $0.087 per share and expiration date of 6/3/2015;

                  (v) Warrant to purchase up to 847,655 shares of Common Stock with an exercise price of $0.087 per share and expiration date of 6/10/2015;

                  (vi) Warrant to purchase up to 235,000,000 shares of Common Stock with an exercise price of $0.067 per share and expiration date of 9/18/2015;

                  (vii) Warrant to purchase up to 15,123,300 shares of Common Stock with an exercise price of $0.067 per share and expiration date of 10/5/2011;

                  (viii) Warrant to purchase up to 15,123,300 shares of Common Stock with an exercise price of $0.067 per share and expiration date of 1/15/2012; and

                  (ix) Convertible Note dated 9/19/2007 in the principal amount of $20,000,000 with a conversion price of $0.087.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  (a) Securities Purchase Agreement dated December 21, 2009.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Securities Purchase Agreement dated December 21, 2009


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CUSIP No. 038240107




SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 23, 2009                            /s/ Joseph P. Bartlett
                                                     ---------------------------
                                                     Joseph P. Bartlett


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                                   EXHIBIT A

                          SECURITIES PURCHASE AGREEMENT

                               APPLIED SOLAR, INC.

         THIS SECURITIES PURCHASE AGREEMENT (the "AGREEMENT") is entered into as of December 21, 2009 (the "EFFECTIVE DATE"), by and between Joseph P. Bartlett, an individual (the "BUYER"), and The Quercus Trust, a California statutory trust (the "SELLER").


                                    RECITALS

         WHEREAS, the Seller holds securities and other rights with respect to Applied Solar, Inc., including without limitation the securities set forth on Exhibit A hereto (collectively, the "Securities").

         WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, all of the Securities and any and all rights and benefits incident to the ownership thereof, all in accordance with the terms and conditions set forth in this Agreement; and


                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

         1. SALE OF SECURITIES. On the Effective Date, the Seller hereby agrees to sell to the Buyer, and the Buyer hereby agrees to purchase from the Seller, the Securities for the aggregate price of One Hundred Dollars ($100.00) (the "PURCHASE PRICE").

         2. DELIVERABLES.

             2.1 On the Effective Date, the Buyer will deliver to the Seller the Purchase Price paid by cash, check or wire transfer. The Purchase Price will constitute the entire consideration to be paid by the Buyer to the Seller for the Securities.

             2.2 Following the date hereof, the Seller will deliver to the Buyer for Buyer's delivery to the Company, the Company's transfer agent and any other applicable parties certificates and other evidence representing the Securities along with any stock powers, assignment authorizations and such further documents as may be reasonably required to carry out the purchase/sale of the Securities contemplated herein. Forms of such documents are attached hereto as Exhibits B and C. Notwithstanding the foregoing procedures, as between the Buyer and Seller the transfer set forth herein shall be final and effective upon delivery of the documents to Buyer as set forth above, Buyer shall assume all risks of and shall be entitled to all benefits of ownership of the securities.

         3. SELLER'S REPRESENTATIONS. The Seller represents and warrants to the Buyer and the Company as follows:

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             3.1 The Seller owns the Securities beneficially and of record, free and clear of any suit, proceeding, call, voting trust, proxy, restriction, security interest, lien or other encumbrance of any kind or nature whatsoever and has full power, authority and capacity to transfer and dispose of all the Securities free and clear of any lien.

             3.2 The execution and delivery of this Agreement by the Seller, the consummation of the transaction contemplated hereby, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any agreement, note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which either Seller is a party or by which it may be bound.

             3.3 No broker or finder has acted directly or indirectly for the Seller in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Seller.

             3.4 This Agreement has been duly authorized, executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

         4. BUYER'S REPRESENTATIONS. The Buyer represents and warrants to the Seller and the Company as follows:

             4.1 The Buyer is aware that the Seller has received from the Company a payment in partial satisfaction of the Debenture and is acquiring only the remaining payment obligations of the Company with respect to the Debenture.

             4.2 The Buyer has full power and authority to purchase the Securities from the Seller in accordance with this Agreement.

             4.3 The Buyer understands that none of the Securities has been registered under the Securities Act of 1933 (the "SECURITIES ACT"). The Buyer also understands that such Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act.

             4.4 The execution and delivery of this Agreement by the Buyer, the consummation of the transaction contemplated herein, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which the Buyer is a party or by which he may be bound.

             4.5 No broker or finder has acted directly or indirectly for the Buyer in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Buyer.

             4.6 This Agreement has been duly authorized, executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

             4.7 The Buyer is an "accredited investor," as that term is defined in Regulation D adopted pursuant to the Securities Act.

             4.8 The Seller's transfer of the Securities to the Buyer is exempt from the registration requirements of the Securities Act and any applicable state securities laws, in each case pursuant to applicable exemptions thereunder.

             4.9 The Securities to be acquired by the Buyer from the Seller as contemplated hereunder are being acquired for the Buyer's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and the Securities will not be sold, transferred, pledged or otherwise disposed of by the Buyer in contravention of the Securities Act or any applicable state securities laws or any provision of the charter, bylaws or any stockholders agreement of the Company.

             4.10 The Buyer is sophisticated in financial matters as to be able to evaluate the risks and benefits of the investment in the Securities and make an informed investment decision, and acknowledges that Seller has not undertaken to provide Buyer with any information regarding the Company, or the consequence of an investment in the Securities. The Buyer accepts the responsibility to conduct such investigation regarding this transaction as Buyer deems appropriate.

             4.11 The Buyer understands that the Company is relying and will rely on the information and representations with respect to the Buyer set forth in this Agreement as to whether the transfer of the Securities to the Buyer qualifies for an exemption from the registration requirements under the Securities Act, and the Buyer confirms that all such information is true and correct as of the date hereof.

             4.12 The Buyer understands that the Buyer must bear the economic risk of his acquisition of the Securities for an indefinite period of time because (1) the acquisition of Securities by the Buyer has not been registered under the Securities Act or applicable state securities laws; and (2) the Securities may therefore not be sold, transferred, pledged, or otherwise disposed of unless registered for sale under the Securities Act, or unless pursuant to an applicable exemption from registration, and in any event only if the transfer is permitted. The Buyer further acknowledges that an important consideration bearing on his ability to bear the economic risk of his acquisition of Securities is whether the Buyer can afford a complete loss of such investment in the Company, and the Buyer confirms that the Buyer can afford a complete loss of such investment in the Company.

             4.13 The Buyer understands that the certificates evidencing the Securities will bear one or more restrictive legends prohibiting the transfer thereof except in compliance with the applicable state and federal securities laws and with any restrictions on transfer contained in the Company's bylaws and/or stockholders' agreement, as in effect from time to time.

         5. OTHER AGREEMENTS OF BUYER.

             5.1 The Buyer agrees to execute and be bound by any and all restrictions and obligations with respect to the Securities as may be set forth in any stock restriction, co-sale, investors' rights agreement or any other agreement or document relating to the Securities, and to take all actions and sign all documents that may be required in connection therewith

         6. MISCELLANEOUS PROVISIONS.

             6.1 Any number of counterparts of this Agreement may be signed and delivered and each will be considered an original and together they will constitute one agreement.

             6.2 This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto and the Company.

             6.3 Each party to this Agreement will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions will be consummated.

             6.4 This Agreement will be construed and performed in accordance with the laws of the State of California, without regard to the conflicts of law therein. The rights and liabilities of the present parties will bind and inure to their respective heirs, devisees, personal representatives, successors and assigns.

             6.5 This Agreement and the exhibits hereto constitute the entire agreement among the parties relating to their subject matter and supersede all prior and contemporaneous agreements and understandings of the parties in connection with such subject matter.

             6.6 From and after the date of this Agreement, upon the request of the Seller, the Buyer or the Company, the Seller or the Buyer, as applicable, will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.





                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the date first written above



                                               BUYER:

                                               /s/ Joseph P. Bartlett
                                               ---------------------------------
                                               Joseph P. Bartlett



                                               SELLER:

                                               THE QUERCUS TRUST


                                               /s/ David Gelbaum
                                               ---------------------------------
                                               David Gelbaum, Trustee

                                    EXHIBIT A

                        SECURITIES OF APPLIED SOLAR, INC.


1. Warrant dated 9/19/2007 to purchase up to 232,643,678 shares of common stock, as amended.

2. Warrant dated 4/17/2008 to purchase up to 17,476,876 shares of common stock, as amended.

3. Warrant dated 4/30/2008 to purchase up to 3,577,891 shares of common stock, as amended.

4. Warrant dated 6/3/2008 to purchase up to 3,653,564 shares of common stock, as amended.

5. Warrant dated 6/10/2008 to purchase up to 847,655 shares of common stock, as amended.

6. Warrant dated 9/18/2008 to purchase up to 75,000,000 shares of common stock.

7. Warrant dated 10/3/2008 to purchase up to 160,000,000 shares of common stock.

8. Warrant dated 10/15/2008 to purchase up to 15,123,300 shares of common stock.

9. Warrant dated 1/15/2009 to purchase up to 15,123,300 shares of common stock.

10. Series B Note dated 9/19/2007 in the aggregate principal amount of Twenty Million Dollars ($20,000,000.00) with a conversion price of $0.087, as amended.


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                                    EXHIBIT B

                   WARRANT & DEBENTURE TRANSFER AUTHORIZATION

         FOR VALUE RECEIVED, THE QUERCUS TRUST ("HOLDER") hereby sells, assigns and transfers unto JOSEPH P. BARTLETT, AN INDIVIDUAL, the following securities of Applied Solar, Inc.:

         1. Warrant dated 9/19/2007 to purchase up to 232,643,678 shares of Common Stock, as amended, represented by Warrant No. 0709-1;

         2. Warrant dated 4/17/2008 to purchase up to 17,476,876 shares of Common Stock, as amended, represented by Warrant No. 0709-4;

         3. Warrant dated 4/30/2008 to purchase up to 3,577,891 shares of Common Stock, as amended, represented by Warrant No. Quercus 2008-IW1;

         4. Warrant dated 6/3/2008 to purchase up to 3,653,564 shares of Common Stock, as amended, represented by Warrant No. Quercus 2008-IW2;

         5. Warrant dated 6/10/2008 to purchase up to 847,655 shares of Common Stock, as amended, represented by Warrant No. Quercus 2008-IW3;

         6. Warrant dated 9/18/2008 to purchase up to 75,000,000 shares of Common Stock, represented by Warrant No. _______________;

         7. Warrant dated 10/3/2008 to purchase up to 160,000,000 shares of Common Stock, represented by Warrant No. Quercus 2008-S-2;

         8. Warrant dated 10/15/2008 to purchase up to 15,123,300 shares of Common Stock represented by Warrant No. 0709-9;

         9. Warrant dated 1/15/2009 to purchase up to 15,123,300 shares of Common Stock represented by Warrant No. 0709-12;

         10. Series B Note dated 9/19/2007 in the aggregate principal amount of Twenty Million Dollars ($20,000,000.00), (collectively, the "SHARES").

         The Shares are standing in the Holder's name on the books of said Company, and the Holder hereby irrevocably constitutes and appoints Joseph P. Bartlett as Holder's attorney to transfer the Shares on the books of the Company, with full power of substitution in the premises.

Dated: December 21, 2009

                                               THE QUERCUS TRUST


                                               /s/ David Gelbaum
                                               ---------------------------------
                                               Name:  David Gelbaum
                                               Title: Trustee

                                    EXHIBIT C

                                 DECLARATION OF
                      LOST, STOLEN OR DESTROYED SECURITIES


         The Quercus Trust (the "Trust") declares that:

         1. The Trust is a shareholder of Applied Solar, Inc. (the
"Corporation").

         2. The Warrant dated 9/18/2008 to purchase 75,000,000 shares of common stock of the Corporation and Series B Note dated 9/19/2007 in the aggregate principal amount of Twenty Million Dollars ($20,000,000.00) (collectively, the "Securities"), registered in the name of the Trust were lost, destroyed or stolen, it has no knowledge or information as to the present whereabouts of the Securities.

         3. The Trust is the sole owner of the Securities, and no other person, firm, corporation or trust has any interest in the Securities or the right to purchase certain shares represented thereby.

         4. The Securities were not endorsed or assigned by the Trust.

         5. The Trust has made or caused to be made a diligent search for the Securities and has been unable to find or recover the same.

         6. The Trust has not in any manner sold, assigned or transferred the Securities or any interest therein.

         7. The Trust hereby execute this Declaration of Lost, Stolen or Destroyed Securities for the corporate records and so that the officers and directors of the Corporation may rely on the representations and warranties herein in issuing a replacement Securities to the Trust.

         8. The Trust hereby agrees to indemnify and hold harmless the Corporation from any and all claims, actions and suits, whether groundless or otherwise, and from and against any and all liabilities, losses, damages, costs, charges, attorneys' fees and other expenses of every nature and character incurred by reason of the loss, theft or destruction of the original Securities or the issuance of the replacement Securities by the Corporation.

         The Trust declares under penalty of perjury that the foregoing is true and correct.



Dated:  December 21, 2009

                                               THE QUERCUS TRUST


                                               /s/ David Gelbaum
                                               ---------------------------------
                                               Name:  David Gelbaum
                                               Title: Trustee